SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)*

                             Smithfield Foods, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   832248-10-8
                                 (CUSIP Number)

                                  Aaron D. Trub
                             Smithfield Foods, Inc.
                               200 Commerce Street
                           Smithfield, Virginia 23430
                                  (757)365-3000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 30, 1987
             (Date of Event Which Requires Filing of This Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g),
check the following box [ ].

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

            *The remainder of this cover page shall be filled out for a recording person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Schedule 13D

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

      Joseph W. Luter, III

2)    Check the Appropriate Row if a Member of a Group (See Instructions)
      (a)
      (b)

3)    SEC Use Only

4)    Source of Funds (See Instructions)

      SC, PF and OO

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)or 2(e)

6)    Citizenship or Place of Organization
      United States of America

      Number of           7) Sole Voting Power                         4,566,682
      Shares Bene-
      ficially            8) Shared Voting Power                               0
      Owned by
      Each                9) Sole Dispositive Power                    4,566,682
      Reporting
      Person With         10)Shared Dispositive Power                          0


11)   Aggregate Amount Beneficially Owned by Each Reporting Person

      4,566,682

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


13)   Percent of Class Represented by Amount in Row (11)

      11.06%

14)   Type of Reporting Person (See Instructions)

      IN

Item 1.     Security and Issuer

      This statement relates to the Common Stock, $0.50 par value (the "Common Stock"), of Smithfield Foods, Inc., a Virginia corporation ("Smithfield"), which has its principal executive offices at 200 Commerce Street, Smithfield, Virginia, 23430.

Item 2.     Identity and Background

      This statement is filed on behalf of Joseph W. Luter, III, whose business address is Smithfield Foods, Inc., 200 Commerce Street, Smithfield, Virginia, 23430.

      Mr. Luter is Chairman of the Board and Chief Executive Officer of Smithfield, the principal businesses of which are the processing and marketing of hog products and the raising and marketing of hogs.

      Mr. Luter has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violations with respect to such laws.

      Mr. Luter is a citizen of the United States of America.


Item 3.     Source and Amount of Funds or Other Consideration

      Each of the transactions listed below represented (a) a cumulative change in the number of shares beneficially owned by Mr. Luter of at least 1% of the then outstanding shares since the date of the previous transaction reported below or on a previous amendment to Schedule 13D, or (b) a change in the form of beneficial ownership resulting from the exercise or conversion of a significant number of derivative securities. All such transactions have been previously reported by Mr. Luter on Forms 4 and 5 filed pursuant to Section 16 of the Securities Exchange Act of 1934. Share numbers and prices are presented without adjustment for subsequent stock splits. Two-for-one stock splits occurred on September 30, 1988, May 31, 1991, and September 26, 1997.

--------------------------------------------------------------------------------

                                                     Price per      Number of
                                      Number of      share          shares
Date of event    Type of event        shares         and aggregate  beneficially
or transaction   or transaction       acquired or    price          owned after
                                      disposed of                   transaction
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

1/30/87          Conversion of           208,333     $3.00 per        1,044,209
                 $625,000 of 10%                     share;
                 Convertible                         $624,999
                 Subordinated
                 Notes, Series B
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

2/4/87           Gift to                  40,000     N/A              1,004,209
                 charitable
                 institution
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

3/16/89          Open market              18,000     $13.00 per       1,906,419
                 sale                                share;
                                                     $234,000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

5/17/89          Open market sale        100,000     $16.00 per       1,806,419
                                                     share;
                                                     $1,600,000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

8/21/89          Open market sale         79,000     $13.875          1,710,419
                                                     per share;
                                                     $1,096,125
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

9/19/89          Option received         250,000     N/A              1,960,419
                 5/18/89 becomes
                 exercisable
                 within 60 days
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                     Price per      Number of
                                      Number of      share          shares
Date of event    Type of event        shares         and aggregate  beneficially
or transaction   or transaction       acquired or    price          owned after
                                      disposed of                   transaction
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
10/23/91         Exercise of           1,566,666     $0.75 per        3,820,838
                 warrant                             share;
                                                     $1,175,000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

11/13/91         Disposition             694,570     N/A              3,126,268
                 upon division
                 of jointly held
                 shares under
                 separation
                 agreement


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

11/13/91         Relinquishment          40,000     N/A              3,086,268
                 of beneficial
                 ownership under
                 separation
                 agreement

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

7/28/92          Sale to children        150,000     $14.00 per       2,936,268
                                                     share;
                                                     $2,100,000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

7/28/92          Gift to children        150,000     $14.00 per       2,786,268
                                                     share;
                                                     $2,100,000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

9/24/92          Open market sale        200,000     $17.375          2,586,268
                                                     per share;
                                                     $3,475,000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

12/22/95         Open market sale        100,000     $31.625          2,386,268
                                                     per share;
                                                     $3,162,500
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

3/15/96          Open market sale        100,000     $30.25 per       2,186,268
                                                     share;
                                                     $3,025,000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                     Price per      Number of
                                      Number of      share          shares
Date of event    Type of event        shares         and aggregate  beneficially
or transaction   or transaction       acquired or    price          owned after
                                      disposed of                   transaction
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


11/19/97         Open market sale        100,000     $32.375 per      3,985,682
                                                     share;
                                                     $3,237,500
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

8/14/98          Option received         200,000     N/A              4,350,682
                 10/13/93
                 becomes
                 exercisable
                 within 60 days
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

9/9/98           Exercise of           1,000,000     $4.0625 per      4,556,682
                 option received                     share;
                 5/18/89                             $4,062,500
--------------------------------------------------------------------------------



      Mr. Luter paid the purchase price of the stock option exercised on September 9, 1998, with funds borrowed from Smithfield. The loan from Smithfield to Mr. Luter has a principal amount of $7,500,000, bears interest payable quarterly at a rate of 8% per annum, and matures on April 30, 1999. The loan is secured by a pledge of the shares acquired upon exercise of the option. See also
Item 6.

      Mr. Luter purchased 110,000 shares of the Common Stock during June, July and October of 1998 under a $2,000,000 designated line of credit from Merrill Lynch Pierce Fenner & Smith ("Merrill Lynch"), of which $1,848,307 is currently outstanding. This margin loan bears interest at a rate of 1/2% over the London Interbank Offering Rate and is extended on a monthly basis. This loan as well as an additional $11,000,000 line of credit that Mr. Luter has with Merrill Lynch are secured by a pledge of 1,197,489 shares of the Common Stock. See also Items 5 and 6.

      Mr. Luter purchased 321,000 shares of the Common Stock during August and September of 1998 with $3,689,748 borrowed from Scott & Stringfellow, Inc. ("Scott & Stringfellow"). This margin loan bears interest at a rate of 1/4% under prime and is secured by a pledge of 646,032 shares of the Common Stock. See also Items 5 and 6.

      Except as noted above, Mr. Luter used personal funds to pay the purchase price for each warrant exercise and open market purchase listed above or in Item 5(c).


Item 4.     Purpose of Transaction

      Mr. Luter intends to hold the shares of Common Stock acquired in each of the acquisitions listed in Item 3 for investment purposes. As Chairman of the Board and Chief Executive Officer, Mr. Luter regularly explores actions and transactions that may be advantageous to the company, including but not limited to possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of Smithfield. Except as noted above, Mr. Luter does not currently have any plans or proposals that relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

Item 5.     Interest in Securities of the Issuer

      (a) In the aggregate, Mr. Luter beneficially owns 4,566,682 shares of Smithfield's Common Stock, representing 11.06% of the outstanding Common Stock.

      (b) See Cover Page, Items 7, 8, 9 and 10. The 4,566,682 shares beneficially owned by Mr. Luter include 3,716,618 shares directly owned by Mr. Luter individually; 650,064 shares owned indirectly through Luter Packing Company, a corporation in which Mr. Luter is an officer, director and the owner of 81% of the capital stock; and 200,000 shares subject to an immediately exercisable option owned by Mr. Luter.

      (c) Each of the transactions listed below was effected by Mr. Luter during the 60 day period preceding the date of a transaction listed in Item 3. All such transactions have been previously reported by Mr. Luter on Forms 4 and 5 filed pursuant to Section 16 of the Securities Exchange Act of 1934. Share numbers and prices are presented without adjustment for subsequent stock splits. Two-for-one stock splits occurred on September 30, 1988, May 31, 1991, and September 26, 1997.

      The purchases of 47,500 shares on July 14, 1998 and of 27,500 shares on July 15, 1998 set forth below are among those made with funds borrowed from Merrill Lynch. The purchases of 115,000 shares on August 4, 1998, 105,000 shares on August 26, 1998, 70,000 shares on August 27, 1998, 11,000 shares on August 28, 1998, and 20,000 shares on September 9, 1998 were made with funds borrowed from Scott & Stringfellow. See Item 3.

--------------------------------------------------------------------------------

                                                                   Number of
                                      Number of                    shares
Date of event    Type of event        shares                       beneficially
or transaction   or transaction       acquired or      Price per   owned after
                                      disposed of      share       transaction
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
3/10/89          Open market              30,000     $13.50           1,926,419
                 sale                                per share;
                                                     $405,000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

3/13/89          Open market               2,000     $13.50           1,924,419
                 sale                                per share;
                                                     $27,000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

10/2/91          Exercise of              25,000     $0.75            3,920,838
                 warrant                             per share;
                                                     $18,750
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

10/2/91          Open market              25,000     $24.875          3,895,838
                 sale                                per share;
                                                     $621,875
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

10/4/91          Exercise of              25,000     $0.75 per        3,895,838
                 warrant                             share;
                                                     $18,750
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

10/4/91          Open market              25,000     $24.175          3,870,838
                 sale                                per share;
                                                     $604,375
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

10/7/91          Exercise of              50,000     $0.75            3,870,838
                 warrant                             per share;
                                                     $375,000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

10/7/91          Open market              50,000     $23.375          3,820,838
                 sale                                per share;
                                                     $1,168,750
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                                    Number of
                                      Number of                     shares
Date of event    Type of event        shares                        beneficially
or transaction   or transaction       acquired or    Price per      owned after
                                      disposed of    share          transaction
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

10/2/97          Open market             100,000     $32.625 per      4,185,682
                 sale                                share;
                                                     $3,262,500
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

11/17/97         Open market              25,000     $32.375 per      4,160,682
                 sale                                share;
                                                     $809,375
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

11/18/97         Open market              75,000     $32.375 per      4,085,682
                 sale                                share;
                                                     $2,428,125
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                 Open market              47,500     $26.625 per      4,008,182
7/14/98          purchase                            share;
                                                     $1,264,688
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

7/15/98          Open market              27,500     $26.625 per      4,035,682
                 purchase                            share;
                                                     $732,188
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

8/4/98           Open market             115,000     $22.375 per      4,150,682
                 purchase                            share;
                                                     $2,573,125
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

8/26/98          Open market             105,000     $21.25 per       4,455,682
                 purchase                            share;
                                                     $2,231,250
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

8/27/98          Open market              70,000     $20.60 per       4,525,682
                 purchase                            share;
                                                     $1,442,000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

8/28/98          Open market              11,000     $19.50 per       4,536,682
                 purchase                            share;
                                                     $214,500
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

9/9/98           Open market              20,000     $16.125 per      4,556,682
                 purchase                            share;
                                                     $322,500
--------------------------------------------------------------------------------


      (d)   None.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      As disclosed in Items 3 and 5, Mr. Luter has pledged certain shares of Common Stock to secure loans incurred to purchase Common Stock. These loans contain customary provisions entitling the secured party to dispose of the shares upon the occurrence of a default and other events.


Item 7.     Material To Be Filed As Exhibits

    Exhibit 1. Loan and Collateral Account Agreement, dated as of July 9, 1998, between Joseph W. Luter, III, Merrill Lynch International Private Finance Limited and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

    Exhibit 2. Margin Account Agreement dated as of September 9, 1998, between
               Joseph W. Luter, III and Scott & Stringfellow, Inc.

    Exhibit 3. Promissory Note dated as of September 9, 1998 by
               Joseph W. Luter, III in favor of Smithfield Foods, Inc.

    Exhibit 4. Stock Pledge Agreement dated as of September 9, 1998 by
               Joseph W. Luter, III in favor of Smithfield Foods, Inc.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 17, 1999              /s/ Joseph W. Luter, III
                               -------------------------
                                   Joseph W. Luter, III

                                    EXHIBITS


      Exhibit
      Number            Description

      1.             Loan and Collateral Account Agreement,
                     dated as of July 9, 1998, between Joseph W. Luter, III, Merrill Lynch International Private Finance Limited and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

      2. Margin Account Agreement dated as of September 9, 1998, between Joseph W. Luter, III and Scott & Stringfellow, Inc.

      3.             Promissory  Note dated as of September 9, 1998 by Joseph
                     W. Luter, III in favor of Smithfield Foods, Inc.

      4. Stock Pledge Agreement dated as of September 9, 1998 by Joseph W. Luter, III in favor of Smithfield Foods, Inc.